UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 11, 2022

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐             No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐             No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated July 11, 2022, announcing the results of trading in STMicroelectronics’ own shares as part of the previously announced share buy-back program for the period from July 04, 2022, to July 08, 2022.

PR N°C3103C

STMicroelectronics Announces Status of
Common Share Repurchase Program

Disclosure of Transactions in Own Shares – Period from Jul 04, 2022 to Jul 08, 2022

AMSTERDAM – July 11, 2022 -- STMicroelectronics N.V. (the “Company” or “STMicroelectronics”), a global semiconductor leader serving customers across the spectrum of electronics applications, announces full details of its common share repurchase program (the “Program”) disclosed via a press release dated July 1, 2021. The Program was approved by a shareholder resolution dated May 27, 2021 and by the supervisory board.

STMicroelectronics N.V. (registered with the trade register under number 33194537) (LEI: 213800Z8NOHIKRI42W10) (Ticker: “STM”) announces the repurchase (by a broker acting for the Company) on the regulated market of Euronext Paris, in the period between Jul 04, 2022 to Jul 08, 2022 (the “Period”), of 338,379 ordinary shares (equal to 0.04% of its issued share capital) at the weighted average purchase price per share of EUR 29.1601 and for an overall price of EUR 9,867,162.18.

Below is a summary of the repurchase transactions made in the course of the Period in relation to the ordinary shares of STM (ISIN: NL0000226223), in detailed form.

Transactions in Period

Dates of transaction	Number of shares purchased	Weighted average purchase price per share (EUR)	Total amount paid (EUR)	Market on which the shares were bought (MIC code)
04-Jul-22	89,332	28.8949	2,581,239.21	XPAR
05-Jul-22	60,201	28.1715	1,695,952.47	XPAR
06-Jul-22	76,691	28.9627	2,221,178.43	XPAR
07-Jul-22	69,163	29.9411	2,070,816.30	XPAR
08-Jul-22	42,992	30.1911	1,297,975.77	XPAR
Total for Period	338,379	29.1601	9,867,162.18

Following the share buybacks detailed above, the Company holds in total 4,007,098 treasury shares, which represents approximately 0.4% of the Company’s issued share capital.

In accordance with Article 5(1)(b) of Regulation (EU) 596/2014 (the Market Abuse Regulation) and Article 2(3) of Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual trades in the Program are disclosed on the ST website (https://investors.st.com/buyback-program).

About STMicroelectronics

At ST, we are 48,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and connectivity. ST is committed to becoming carbon neutral by 2027. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel: +41.22.929.58.12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33.6.59.16.79.08

alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	July 11, 2022	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Purchasing, ERM and Resilience